Mail Stop 4561

August 2, 2007

<u>**Via U.S. Mail and Fax (011-86-535-465-2032)**</u>
Mr. Qu Shizhi
Chief Financial Officer
Yantai Dahua Holdings Company Limited
East of Muping
Yantai, Shandong, PRC

   RE: **Yantai Dahua Holdings Company Limited**
      Form 20-F for the period ended December 31, 2006
      Filed March 14, 2007
      File No. 0-50184

Dear Mr. Qu:

   We have reviewed your response letter dated July 30, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your revisions in response to prior comment 2 represent a restatement of your financial statements. Please file an amendment to your Form 20-F that identifies the financial statements as restated and includes an explanatory footnote. Also, the amended 20-F should include an updated report from the independent registered accounting firm.

Consolidated Statements of Cash Flows, page F-6

2.   We note that in your restated statements of cash flows the net effect of amounts
        due from related parties was also reclassified as financing activities. Since
        amounts due from related parties would not constitute financing activities of the
        registrant please return this line item to operating activities in your amended Form
        20-F.

        Please respond to the comments included in this letter within ten business days. If
you have any questions, you may contact William Demarest at (202) 551-3432 or me at
(202) 551-3486.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief